UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
QUIXOTE CORPORATION

(Name of Issuer)
Common Stock ($0.01-2/3 par value)

(Title of Class of Securities)
749056107

(CUSIP Number)
Belgrave Investment Holdings Limited
13 Chelsea Embankment
London, England SW3 4LA
44-207-352-6007

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 4, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § §240.1 3d- l(e), 240.13d-l(f) or 240.13d- l(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SCHEDULE 13_D

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). BELGRAVE INVESTMENT HOLDINGS LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED KINGDOM

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,107,099

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

2,107,099

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,107,099

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

SCHEDULE 13_D

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). LESLIE WELCH LAWSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,107,099

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

2,107,099

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,107,099

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

     SCHEDULE 13_D
     This Amendment No.1 supplements Item 5 of the statement on Schedule 13D, as filed on March 4, 2009 by Belgrave Investment Holdings Limited (“Belgrave”) and Leslie Welch Lawson relating to the common stock, par value $0.01-2/3 per share (the “Common Shares”), of Quixote Corporation (the “Company”).
Item 5. Interest in Securities of the Issuer.
Item 5 is hereby supplemented to include the following information:
Based upon information set forth in the Company’s most recent Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on February 9, 2009, there were 9,248,179 Common Shares of the Company issued and outstanding as of January 31, 2009.
As of March 7, 2009, Belgrave held 2,107,099 Common Shares of the Company, or 22.8% of the Common Shares of the Company deemed issued and outstanding as of December 31, 2008.
The following table details all of the transactions in Common Shares of the Company, or securities convertible into, exercisable for or exchangeable for Common Shares of the Company, by the persons referenced in item 2 (each of which were effected by Belgrave in ordinary brokerage transactions), since Belgrave and Ms. Lawson's most recent filing on Schedule 13D, filed March 4, 2009;

	Type of			Price per
Date	Transaction	Number of Shares	Security Type	Share ($)
03/04/09	purchase	443,657	Common Shares	$3.00
03/07/09	purchase	447,500	Common Shares	$2.10

     SCHEDULE 13_D
     SIGNATURE
After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated March 10, 2009

Belgrave Investment Holdings Limited
By:	/s/ Leslie Welch Lawson
Leslie Welch Lawson, Director

By:	/s/ Leslie Welch Lawson
Leslie Welch Lawson

5